AMENDMENT NO. 1 TO FUND SERVICES AGREEMENT

THIS Amendment NO. 1 TO FUND SERVICES AGREEMENT (this “Amendment”), effective as of November 1, 2023, by and among Northern Lights Fund Trust II, a Delaware statutory trust (the “Trust”), and Ultimus Fund Solutions, LLC, an Ohio limited liability company (“Ultimus”) (collectively, the “Parties”).

WHEREAS, the Parties entered into that certain Fund Services Agreement dated October 19, 2021 (the “Agreement”); and

WHEREAS, Ultimus seeks the Trust’s approval of an increase of the tax provisioning/ASC compliance fee for tax provisioning services and ASC 740 compliance; and

WHEREAS, Ultimus seeks the Trust’s approval of an additional general activity charge for Annual IRA Custodial Fee; and

WHEREAS, the Trust’s Board is agreeable to the aforementioned fees.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein set forth, the Parties agree as follows:

1.       Amendments.

(a)	The Agreement hereby is amended by inserting the following language in each Appendix IV under Fund Administration Fees, Additional Charges, which language shall supersede any existing references to Tax Provisioning/ASC 740 Compliance fee or FIN 48 Compliance fee.

Tax Provisioning/ASC 740 Compliance fee. Each Fund shall pay UFS $750.00 per calendar quarter for tax provisioning services and ASC 740 Compliance.

- Additional fees relating to tax provisioning or tax compliance may arise relative to certain strategies or approaches taken by the adviser with respect to portfolio management. The following are examples of fees that may be charged:

- Schedule K-1 fee – for Funds with investments requiring additional processing, including, without limitation, Funds with more than 10 Schedule K-1s or tiered partnerships or private partnerships whereby additional Schedule K-1s are received, each additional K-1 over 10 will be charged at $100 per K-1 received. For tiered partnerships and private partnerships, each K-1 over 10 will be charged a fee of $250 per partnership K-1 received.

- Fee for separate tax year from fiscal year – in cases where a Fund elects or is otherwise required to have a tax reporting year-end that is different from its fiscal year-end, an additional $2,000 per year may be charged.

- Wholly-owned subsidiary fee – in cases where a Fund elects or is otherwise required to have a wholly-owned subsidiary [for example: controlled foreign corporation/Cayman subsidiary], an additional fee of $1,000 per year may be charged.

- Trust Preferred Securities [“TRUPS”] fee – in cases where a Fund holds TRUPS and transactions in total are more than 500 tax lots, an additional fee of $1,000 per year may be charged.

If between 501-2,500 tax lots, an additional fee of $2,000 per year may be charged. Transactions over 2,500 tax lots may be charged an additional fee of $5,000 per year.

- QCCO and Tax Straddle fee – in cases where a Fund wittingly or unwittingly engages in QCCO or tax straddle transactions, an additional fee of $2,000 per year may be charged. Note: for Funds with significant volume in such transactions an outsourced solution may be preferable and there will be no fee paid to UFS, but rather an expense will be incurred for an unaffiliated servicer.

- Equalization service fee – in cases where a Fund elects to utilize a tax equalization strategy, an additional fee of $500-$1,000 per year may be charged.

- Distribution estimates fee – in cases where an advisor requests more than 2 estimates in a distribution period [“period” defined as year-end for excise or fiscal purposes], an additional fee of $250-$500 per estimate over 2 may be charged.

- Tax diversification testing fee – in cases where a Fund invests in certain investments such as Funds of Funds structures whereby private Funds are held and the look through and aggregation of underlying holdings needs to be completed manually to complete post-trade compliance testing, an additional fee of $500 per month may be charged [for up to 10 underlying Fund look-throughs].

(b)	The Agreement hereby is amended by inserting the following language in each Appendix IV to the Agreement under Transfer Agency Fees, General Activity Charges, which language shall supersede any existing references to General Activity Charges.

General Activity Charges:

Customer Service Calls	$2.50 per call
Manual Transactions	$1.00 per transaction
New Account Opening (manual)	$2.50 per account
New Account Opening (electronic)	$0.40 per account
Incoming IRA Transfer from prior custodian*	$25.00 per transfer
IRA Transfer to successor custodian*	$25.00 per transfer
Refund of Excess Contribution*	$15.00 per refund
Distribution to IRA Participant*	$15.00 per distribution
Annual IRA Custodial Fee*	$15.00/$25.00^

*Fee may be passed through to shareholders of the Fund(s).

^$15.00 with respect to any Fund whose adviser is sponsoring a Fund in the Trust on November 1, 2023/a fee of up to $25.00 may be negotiated with respect to any Fund whose adviser did not have a sponsored Fund in the Trust on November 1, 2023.

2.       Miscellaneous.

(a)	Except as amended hereby, the Agreement shall remain in full force and effect.
(b)	In the event of any conflict between this Amendment and the Agreement, this Amendment shall control.

(b)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer as of the date and year first above written.

NORTHERN LIGHTS FUND TRUST II

By: /s/ Kevin Wolf

Kevin Wolf

President

ULTIMUS FUND SOLUTIONS, LLC

By: /s/ Gary Tenkman

Gary Tenkman

Chief Executive Officer